EXHIBIT 99.1

Neptune Confirms Its Pre-eminence in the Australian Market

LAVAL, Quebec, May 8, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces that Aker Biomarine's newly granted Australian patent (AU2008231570) has no impact on Neptune's position as the leading krill oil provider to the Australian market.

As Neptune was exploiting or had taken definite steps to exploit its krill oil prior to the earliest claimed priority date of Aker's patent application, under Australian patent law Neptune has a complete defense to infringement due to prior use. This means that Aker's patent is unenforceable in relation to Neptune Krill Oil. In fact, Neptune believes that Aker's patent is most likely invalid, including in view of publications by Neptune and others which predate Aker's patent.

Contrary to Aker's statement that it has obtained the first granted and enforceable krill oil patent in Australia, Neptune notes that it is the exclusive licensee of a foundational patent for krill oil extraction (AU1999064552) that was granted in January 2004 well before Aker filed for Australian patent protection in March 2008.

Furthermore, Neptune's own patent application in Australia (AU2002322233), filed in July 2002 (over five years before Aker's patent application), which claims krill oil with the key compositional features of Neptune Krill Oil, creates a considerable commercial impediment to the sale of Aker's krill oil products in Australia. This patent application rightfully reflects Neptune's role as the pioneer in the krill oil space, and Aker has opposed it. Neptune is aggressively defending its position that the Australian Patent Office was correct in accepting this patent application and fully expects that Aker's opposition will be dismissed and the patent will be granted in due course.

As stated by Henri Harland, President and CEO of Neptune, "Aker's new patent has no bearing on our business. We are confident that our own existing and soon to be issued patents ensure that Neptune's leading role in the Australian market will remain for many years."

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT:  Neptune Contact:
          Neptune Technologies & Bioressources Inc.
          Andre Godin, CFO
          +1.450.687.2262
          a.godin@neptunebiotech.com
          www.neptunebiotech.com

          Howard Group Contact:
          Dave Burwell
          (888) 221-0915
          dave@howardgroupinc.com
          www.howardgroupinc.com